Exhibit 99.1

TRI-TECH HOLDING INC.
10th Floor of Tower B, Baoneng Center,

Futong East Road, Chaoyang District, Beijing 100102 China

PROXY STATEMENT AND NOTICE OF
2014 ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Tri-Tech Holding Inc.	November 19, 2014 Beijing, China

To our shareholders:

It is my pleasure to invite you to our 2014 Annual Meeting of Shareholders on December 19, 2014, at 9:00 a.m., Beijing Time. The meeting will be held at our executive offices at 10th Floor of Tower B, Baoneng Center, Futong East Road, Chaoyang District, Beijing 100102 China

Shareholders may also access the meeting via webcast and conference call. Instructions for accessing the webcast and conference call may be accessed at www.tri-tech.cn/ir.

The matters to be acted upon at the meeting are described in the Notice of 2014 Annual Meeting of Shareholders and Proxy Statement. At the meeting, we will also report on the Company’s performance and operations during the fiscal year ended December 31, 2013 and respond to shareholder questions.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY BY TELEPHONE, THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,
/s/ Warren Zhao
Warren Zhao Chairman

NOTICE OF 2014 ANNUAL MEETING OF SHAREHOLDERS
TRI-TECH HOLDING INC.

TIME AND DATE:	9:00 a.m., Beijing Time, on December 19, 2014

PLACE:	10th Floor of Tower B, Baoneng Center, Futong East Road, Chaoyang District, Beijing 100102 China

ITEMS OF BUSINESS:

(1)	To elect seven members of the Board of Directors to serve terms expiring at the Annual Meeting of Shareholders held in 2017 or until their successors are duly elected and qualified;

(2)	To amend the Company’s Amended and Restated Articles of Association to divide the Board of Directors into three classes with each class consisting, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors;

(3)	If the proposal to amend the Company’s Amended and Restated Articles of Association to divide the Board of Directors into three classes is passed, to divide those directors who are elected into three classes;

(4)

To amend the Company’s Amended and Restated Articles of Association to allow the Board of Directors to remove a director upon a determination that such director is guilty of misconduct or misfeasance, has misused his power as a director, or has breached any duties that he may owe to the Company.

(5)	To ratify the appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2014; and

(6)	To transact any other business properly coming before the meeting.

WHO MAY VOTE:

You may vote if you were a shareholder of record on September 30, 2014.

ANNUAL REPORT:

A copy of our 2013 Annual Report on Form 10-K is enclosed.

DATE OF MAILING:

This notice and the proxy statement are first being mailed to shareholders on or about November 19, 2014.

By order of the Board of Directors,
/s/ Warren Zhao
Warren Zhao Chairman

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS

This proxy statement and the 2013 Annual Report to shareholders are available at www.tri-tech.cn/events/2014annualmeeting.

ABOUT THE 2013 ANNUAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following:

(1)	To elect seven members of the Board of Directors to serve terms expiring at the Annual Meeting of Shareholders held in 2016 or until their successors are duly elected and qualified;

(2)	To amend the Company’s Amended and Restated Articles of Association to divide the Board of Directors into three classes with each class consisting, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors;

(3)	If the proposal to amend the Company’s Amended and Restated Articles of Association to divide the Board of Directors into three classes is passed, to divide those directors who are elected into three classes;

(4)

To amend the Company’s Amended and Restated Articles of Association to allow the Board of Directors to remove a director upon a determination that such director is guilty of misconduct or misfeasance, has misused his power as a director, or has breached any duties that he may owe to the Company.

(5)	To ratify the appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2014; and

(6)	To transact any other business properly coming before the meeting.

Who is entitled to vote?

You may vote if you owned ordinary shares of the Company as of the close of business on September 30, 2014. Each ordinary share is entitled to one vote. As of September 30, 2014, we had 8,449,774 ordinary shares issued and outstanding.

How do I vote before the meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have three voting options:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)	By phone, at 1-800-652-VOTE (8683) using any touch-tone telephone to transmit your voting instructions; or

(3)	By mail, by completing, signing and returning the enclosed proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

May I vote at the meeting?

If you are a shareholder of record, you may vote in person at the meeting. If you hold your shares through an account with a bank or broker, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy. You may vote by proxy through the Internet, by telephone or by mail.

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Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us before the meeting, (2) voting again over the Internet prior to the time of the meeting, (3) voting again via the telephone prior to the time of the meeting, or (4) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted in favor of Proposals 1, 2, 3, 4 and 5 and in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your ordinary shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account by telephone or on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact your bank or broker and request consolidation.

Will my shares be voted if I do not provide my proxy or instruction form?

If you are a registered shareholder and do not provide a proxy, you must attend the meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. The ratification of Marcum Bernstein & Pinchuk LLP (“MBP”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013 is considered a routine matter for which brokerage firms may vote without specific instructions. However, the election of directors is not considered routine matters for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

How can I attend the meeting?

The meeting is open to all holders of the Company’s ordinary shares as of September 30, 2014. Shareholders may also access the meeting via webcast or conference call by following the instructions posted on our website at www.tri-tech.cn/ir.

May shareholders ask questions at the meeting?

Yes. Representatives of the Company will answer questions of general interest at the end of the meeting.

How many votes must be present to hold the meeting?

Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy by Internet, telephone or mail. In order for us to conduct our meeting, one-third of our outstanding ordinary shares as of September 30, 2014 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting.

How many votes are needed to approve the Company’s proposals?

Proposal 1.  The nominees receiving the highest number of “For” votes will be elected as directors. This number is called a plurality. Shares not voted will have no impact on the election of directors. The proxy given will be voted “For” each of the nominees for director unless a properly executed proxy card is marked “Withhold” as to a particular nominee or nominees for director.

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Proposal 2.  The amendment to the Company’s Amended and Restated Articles of Association to divide the Board of Directors into three classes requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Proposal 3.  The classification of the Board of Directors into three classes requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Proposal 4. The amendment to the Company’s Amended and Restated Articles of Association to allow the Board of Directors to remove a director upon a determination that such director is guilty of misconduct or misfeasance, has misused his power as a director, or has breached any duties that he may owe to the Company, requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Proposal 5.  The ratification of the appointment of MBP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013 requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Is cumulative voting permitted for the election of directors?

No. You may not cumulate your votes for the election of directors.

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PROPOSAL ONE
ELECTION OF DIRECTORS AND DIRECTOR BIOGRAPHIES
(ITEM 1 ON THE PROXY CARD)

A brief biography of each Director follows. You are asked to vote for eight nominees to serve as members of the Board of Directors. All candidates for the Board have consented to serve if elected.

Dr. Haijun Yang
Independent Director
Age — 41
Director since 2014

Dr. Yang presently works as Executive Director and General Manager of Ocean & Bridge Investment Ltd., where he has worked since 2009. Prior to his current role, Dr. Yang served as the Vice President of Operations and Secretary to the Board of China Fire & Security Group, Inc., a company previous listed on NASDAQ, from February 2009 to November 2009 and Deputy General Manager of Sureland Industrial Fire Safety Co. Ltd. from 2000 to February 2009. Prior to 2000, Dr. Yang worked in Beijing Yanxin Communication System Company Limited and Changchun Yeli Group Company Limited for 6 years in the area of sales, marketing and corporate strategy. Dr. Yang has extensive experience in corporate finance, operations management, mergers and acquisitions, and corporate governance. Dr. Yang received his MBA in 2000 and his Ph.D. in Business Management in 2010 from Renmin University of China. Dr. Yang is an honorary supervisor of the School of Economics & Management of Beijing University of Posts and Telecommunications.

Dr. Yang is recommended for election because of his experience in corporate finance and management.

Mr. Chunyu Gao
Independent Director
Age — 50
Director since 2014

Mr. Gao has worked since 2010 as Director of Sales at Beijing Century Microentropy Technology Co., Ltd., which is devoted to energy conservation with innovations in technologies, solutions and applied products. From 2006 until 2010, Mr. Gao worked as Vice Managing Director entrusted with marketing and sales at Beijing Cosmosource Technology Co., Ltd., which is devoted to developing software assisting strategy analysis, operations management as well as water resource management. From 1986 to 2006, Mr. Gao worked at as Assistant Engineer at Aviation Measurement and Control Research Center, Sales Channel Manager at Lenovo Group and Vice President at Hanlin Hui Information Industry Company Limited. (a subsidiary of TCL Company Limited.) Mr. Gao has extensive knowledge in sales and in the establishment and maintenance of sales channels. Mr. Gao received his bachelor’s degree in Automation Control & Instrumentation from Nanjing University of Aeronautics and Astronautics in 1986.

Mr. Gao is recommended for election because of his experience in marketing and sales.

Mr. Peter Dong
Chief Financial Officer, Chief Operating Officer and Director
Age — 46
Director since 2010

In September 2013, Mr. Dong was appointed as the Chief Financial Officer of the Company. He had previously served as the Chief Financial Officer from 2008 to 2012. In December 2012, Mr. Dong was appointed as the Chief Operating Officer of the Company. He has been a director of the Company since 2010. He was appointed as the Vice President from 2008 to 2010. Mr. Dong earned his bachelor's degree in computer science from Nanjing University of Aeronautics and Astronautics and his master's degree in economics from Renmin University of China.

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Mr. Dong is recommended for election for his management skills and expertise in finance.

Mr. Peiyao Zhang, Ph.D.
Independent Director
Age — 70
Director since 2009

Dr. Zhang has been the Chairman of the nominating committee of the Board of Directors. Dr. Zhang served as the Deputy Director of the Research Institute of Petroleum Processing of SINOPEC from 1999 to 2005, where he was responsible for technical license management and marketing. Prior to his work with Research Institute, from 1994 to 1998, Dr. Zhang served as the Deputy Director and Chief Engineer of the Department of Developing and Planning of SINOPEC, where he directed over forty joint venture projects. From 1992 to 1993, Dr. Zhang served as the Deputy Bureau Chief of Foreign Affairs of SINOPEC, as well as the Deputy Director of the Department of Research and Development of SINOPEC from 1990 to 1992. Dr. Zhang has also served as a Director and Senior Engineer for the Research Institute of the Beijing Yanshan Petrochemical Co., specializing in catalyst research and development from 1985 to 1990. Dr. Zhang was an engineer at the Department of Research & Technology of Beijing Yanshan Petrochemical Co. from 1974 to 1983 and a technician at the Jinxi Chemical Plant from 1968 to 1973. Dr. Zhang received a bachelor’s degree from Tsinghua University in 1967 and a Ph.D. in polymer chemistry from the Royal Institute of Technology in Sweden in1988. Dr. Zhang was a visiting scholar at the Royal Institute of Technology from 1983 to 1985 and was awarded the National Outstanding Scholar Award by the Chinese Government in 1994.

Dr. Zhang is recommended for election because we believe we can continuously benefit from his engineering experience and leadership.

Mr. Ming Zhu
Independent Director
Age — 56

Director since 2012

Mr. Zhu has been an international business consultant with RMCC Investment LLC, a Richmond, Virginia based consulting firm, since 1994. Mr. Zhu holds a master's degree in tourism and business from Virginia Commonwealth University. Mr. Zhu has also served as an independent director at eFuture Information Technology Inc. since 2007 and as an independent director of Sino-Global Shipping America, Ltd. since 2013.

Mr. Zhu is recommended for election for his extensive business and consulting background to offer advice on best practices and business development and expansion.

Mr. Warren Zhao
Chairman of the Board
Age — 49
Director since 2002

Mr. Zhao was elected the Chairman. Prior to his role as our Chairman, Mr. Zhao served as our Chairman & CEO and Chairman & Joint CEO. He was the president of our subsidiary, Tri-Tech (Beijing) Co., Ltd., and Tranhold Environmental (Beijing) Tech Co., Ltd. (“Tranhold”). Mr. Zhao was one of the founders of our company in 2002. Prior to founding our company, Mr. Zhao established Beijing Tranhold Automatic Control Systems and served as its general manager in 1994. From 1988 through 1993, Mr. Zhao was the manager of the research and development department at Beijing Test Control Technology Institute of Aeronautics Ministry. Mr. Zhao earned his bachelor’s and master’s degrees in engineering from Northwestern Polytechnical University.

Mr. Zhao is recommended for election because we believe the Company can benefit from his guidance and experience in the industry.

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Mr. Phil Fan
Chief Executive Officer, President of International Subsidiaries and Director
Age — 50
Director since 2010

Mr. Fan, 50, has served as an Executive Director and Director of the Company since 2010. Mr. Fan was appointed as our Chief Executive Officer. He was previously our Chief Financial Officer and President of our international subsidiaries. Mr. Fan was one of the founders of our company in 2003. Prior to founding our company, Mr. Fan provided technical, engineering and management services in several U.S. engineering firms, including Black and Veatch, Parsons Brinckerhoff, Inc. and Chastain-Skillman, Inc. From 2003 through 2005, Mr. Fan was the Asia Regional Sales Manager for Met-Pro Corporation. Mr. Fan earned his bachelor’s and master’s degrees in environmental engineering from Hunan University and a master’s degree in civil engineering from Louisiana State University. Mr. Fan has been a registered professional engineer in the United States since 2001.

Mr. Fan is recommended for election because he is a key member of our management team with extensive engineering and management experience.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities or commodities laws, any laws respecting financial institutions or insurance companies, any law or regulation prohibiting mail or wire fraud in connection with any business entity or been subject to any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization, except for matters that were dismissed without sanction or settlement. None of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Mr. Warren Zhao serves as the Chairman of the Board of Directors. Mr. Phil Fan serves as our Chief Executive Officer. We have not specified that such roles must be separate. Mr. Zhao previously served in both roles, and it is possible that a Chief Executive Officer will in the future also be Chairman of our Board of Directors. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director because of the foregoing reasons and also because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board.

Risk Oversight

Our Board of Directors plays a significant role in our risk oversight. The Board of Directors makes all relevant Company decisions. As such, it is important for us to have our Joint Chief Executive Officers serve on the Board as they play a key role in the risk oversight of the Company. As a smaller reporting company with a small Board of Directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

WE RECOMMEND THAT YOU VOTE FOR THE ELECTION OF THE
NOMINEES TO THE BOARD OF DIRECTORS

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PROPOSAL TWO
AMENDMENT OF THE COMPANY’S ORGANIZATIONAL DOCUMENTS IN THEIR ENTIRETY IMPLEMENTING A CLASSIFIED BOARD OF DIRECTORS
(ITEM 2 ON THE PROXY CARD)

What am I voting on?

A proposal to amend the organizational documents to amend the Company’s Amended and Restated Articles of Association to divide the Board of Directors into three classes with each class consisting, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. At each annual meeting, the successors to the class of directors whose terms expire at that meeting would be elected for a term of office to expire at the third succeeding annual meeting after their election and until their successors have been duly elected and qualified. The Company’s proposed Second Amended and Restated Articles of Association are attached to this proxy statement as Annex A.

The Company’s Amended and Restated Articles of Association currently provide that all directors are to retire each year at the annual general meeting of the Company but are eligible for re-election. Previously, the Company had mistakenly operated with a classified board structure, with each director elected for a term of office to expire at the third succeeding annual meeting after their election and until their successors were duly elected and qualified. Once it was determined that the Company’s Amended and Restated Articles of Association did not permit the classified board structure, the Company determined it would be necessary to amend its Articles as set forth in this Proposal Two.

The proposed amendment of Company’s Amended and Restated Articles of Association would provide that directors will be classified into three classes, composed of as nearly equal in number of directors as possible. If this proposal is passed at the company’s annual meeting, the Company’s shareholders will vote for the classification set forth in Proposal Two. If Proposal Two fails to pass, the Company’s existing directors will divide those directors which are elected at the meeting into three classes: Class I, Class II and Class III. At the first annual general meeting of the Company following the adoption of the amendments to the Company’s Amended and Restated Articles of Association, the Class I Directors shall retire. At the second annual general meeting of the Company following the adoption of these amendments to the Amended and Restated Articles of Association, the Class II Directors shall retire. And at the third annual general meeting of the Company following the adoption of these amendments to the Amended and Restated Articles of Association, the Class III Directors shall retire. At each annual general meeting where a class of directors retires, the Company’s members shall elect replacement directors to serve as Class I, II, or III (as the case may be) directors, provided always that any retiring director may stand for re-election. Each director so appointed shall be appointed for a term of up to three years and each Director shall retire at the annual general meeting held in the calendar year of his retirement.

The classified board proposal is designed to assure continuity and stability in the Board of Directors’ leadership and policies. While management has not experienced any problems with such continuity in the past, it wishes to ensure that this experience will continue. In addition, the Board believes that the stability created by establishing three-year terms will increase our ability to attract and retain talented directors.

The Board of Directors also believes that the classified board proposal will assist the Board of Directors in protecting the interests of our shareholders in the event of an unsolicited takeover attempt of the Company. Currently, a change in control of the Board of Directors can be made by shareholders holding a majority of the votes cast at a single annual meeting. If we implement a classified board of directors, it will take at least two annual meetings for shareholders to effect a change in control of the Board of Directors, because only a minority of the directors will be elected at each meeting. Because of the additional time required to change control of the Board of Directors, the classified board proposal will tend to deter takeover attempts. The proposed classification of the Board of Directors is not being recommended in response to a currently pending or threatened attempt to acquire control of the Company.

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If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class even if that term shall extend beyond the next annual meeting of shareholders. In addition, any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of such director’s predecessor even if that term shall extend beyond the next annual meeting of shareholders.

What if this proposal is not approved?

If the amendment of the Company’s Amended and Restated Articles of Association is not ratified, the entire Board of Directors will be elected every year at the annual meeting going forward.

WE RECOMMEND THAT YOU VOTE FOR THE AMENDMENT OF
THE COMPANY’S AMENDED AND RESTATED ARTICLES OF ASSOCIATION

TO IMPLEMENT A CLASSIFIED BOARD

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PROPOSAL THREE
CLASSIFYING THE COMPANY’S BOARD OF DIRECTORS
(ITEM 3 ON THE PROXY CARD)

What am I voting on?

A proposal to classify the Company’s directors in to three classes, conditioned upon whether Proposal Two is passed to amend the Company’s Amended and Restated Articles of Association to divide the Board of Directors into three classes. If each of the directors proposed in Proposal One is elected, the proposed classification of such directors is as follows:

Class	Name	Term

I	Peter Dong	Will retire and stand for reelection at the annual shareholders’ meeting held in 2017

I	Peiyao Zhang	Will retire and stand for reelection at the annual shareholders’ meeting held in 2017

I	Chunyu Gao	Will retire and stand for reelection at the annual shareholders’ meeting held in 2017

II	Warren Zhao	Will retire and stand for reelection at the annual shareholders’ meeting held in 2016

II	Ming Zhu	Will retire and stand for reelection at the annual shareholders’ meeting held in 2016

III	Phil Fan	Will retire and stand for reelection at the annual shareholders’ meeting held in 2015

III	Haijun Yang	Will retire and stand for reelection at the annual shareholders’ meeting held in 2015

At the first annual general meeting of the Company following the adoption of the amendments to the Company’s Amended and Restated Articles of Association set forth in Proposal Two, the Class I Directors shall retire. At the second annual general meeting of the Company following the adoption of these amendments to the Amended and Restated Articles of Association, the Class II Directors shall retire. And at the third annual general meeting of the Company following the adoption of these amendments to the Amended and Restated Articles of Association, the Class III Directors shall retire. At each annual general meeting where a class of directors retires, the Company’s members shall elect replacement directors to serve as Class I, II, or III (as the case may be) directors, provided always that any retiring director may stand for re-election. Each director so appointed shall be appointed for a term of up to three years and each Director shall retire at the annual general meeting held in the calendar year of his retirement.

This Proposal Three is conditioned on the approval of Proposal Two.

What if this proposal is not approved?

This Proposal Three is conditioned on the approval of Proposal Two. If Proposal Two passes and Proposal Three is not approved, the Board of Directors will determine which members of the board are classified in Class I, Class II and Class III.

WE RECOMMEND THAT YOU VOTE FOR THE CLASSIFICATION
OF THE COMPANY’S BOARD OF DIRECTORS

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PROPOSAL FOUR
AMENDMENT OF THE COMPANY’S ORGANIZATIONAL DOCUMENTS TO ALLOW THE BOARD OF DIRECTORS TO REMOVE DIRECTORS FOR CAUSE
(ITEM 4 ON THE PROXY CARD)

What am I voting on?

A proposal to amend the Company’s Amended and Restated Articles of Association to allow the Board of Directors to remove a director upon a determination by the Board of Directors that such director is guilty of misconduct or misfeasance, has in any way misused his power as a director, or has breached any duties that he may owe to the Company. The Company’s proposed Second Amended and Restated Articles of Association are attached to this proxy statement as Annex A.

The Company’s Amended and Restated Articles of Association currently provide that directors may only be removed by an ordinary resolution of the Company’s shareholders. The proposed amendment of the Company’s Amended and Restated Articles of Association would provide that if the directors reasonably believe that a director is acting, or has acted, in a manner that would constitute misconduct or misfeasance, has in any way misused his powers as a director, or has breached any duties that he may owe to the Company, the directors may suspend the powers of such director to act as a director of the Company. The suspended director shall be suspended for such period of time as is required by the directors to carry out an investigation into the alleged misconduct, but such suspension shall not exceed six months unless the directors have determined that an extension period of no more than three additional months is required to finalize the investigation. During the suspension period, the suspended director shall have no powers to act in any capacity as a director of the Company. If on conclusion of their investigation, the directors determine that the suspended director is guilty of misconduct or misfeasance, has in any way misused his powers as a director, or has breached any duties that he may owe to the Company, then the remaining directors shall have the power to remove permanently such director as a director of the Company. If after the suspension period the directors have not been able to conclude that the director behaved in a manner that constitutes misconduct, misfeasance or a misuse of powers, then the suspended director shall be reinstated as a director of the Company.

Given that an ordinary resolution of the Company’s shareholders can be difficult to obtain in an expedited manner, the Board of Directors of the Company believes that it is necessary that the board be given the power to suspend or remove directors under certain circumstances. The proposed changes to the Company’s Amended and Restated Articles of Association are designed to allow quick and decisive action if a board member or members has not acted in in the best interests of the Company. In the past, members of the Company’s Board of Directors have taken actions that have been, in the view of a majority of the board members, detrimental to the Company. Specifically, and as previously disclosed earlier this year, the Company’s former Chief Executive Officer and a current member of the Board of Directors took important assets of the Company in China and used authority over a material subsidiary of the Company to the detriment of the Company.

The Board of Directors believes that this proposal will assist the Board of Directors in protecting the interests of our shareholders in the event of improper actions by individual directors of the Company.

What if this proposal is not approved?

If this Proposal Four is not approved, directors will continue to be subject to removal only upon an ordinary resolution of the Company’s shareholders.

WE RECOMMEND THAT YOU VOTE FOR THE AMENDMENT
OF THE COMPANY’S ORGANIZATIONAL DOCUMENTS TO ALLOW THE
BOARD OF DIRECTORS TO REMOVE DIRECTORS FOR CAUSE

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PROPOSAL FIVE
RATIFICATION OF THE APPOINTMENT OF MARCUM BERNSTEIN & PINCHUK LLP
(ITEM 5 ON THE PROXY CARD)

What am I voting on?

A proposal to ratify the appointment of Marcum Bernstein & Pinchuk LLP (“MBP”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2014. The Audit Committee of the Board of Directors has appointed MBP to serve as the Company’s fiscal 2014 independent registered public accounting firm. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the appointment of MBP be ratified by shareholders.

Has the Company changed its independent registered public accounting firm during its two most recent fiscal years?

No. On April 23, 2010, the Company engaged Bernstein & Pinchuk LLP (“B&P”) as its independent registered public accounting firm to audit its financial statements. The decision to engage B&P was recommended by the Audit Committee of the Company’s Board of Directors and was then unanimously approved by the Company’s Board of Directors present at a Board meeting called for such purpose. During fiscal 2009 and 2008 and through the date of the engagement of B&P, the Company did not consult with B&P regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (2) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K). Prior to the engagement of B&P, B&P did not provide the Company with any written or oral advice that B&P concluded was an important factor considered by the Company in reaching any decision as to any accounting, auditing or financial reporting issue.

Subsequently, B&P entered into a joint venture agreement with Marcum LLP and formed MBP in a transaction pursuant to which B&P merged its China operations into MBP and certain of the professional staff of B&P joined MBP as employees of MBP (the “Merger”). Accordingly, effective April 12, 2011, B&P resigned as the Company’s independent registered public accounting firm and MBP became the Company’s independent registered public accounting firm. This change in the Company’s independent registered public accounting firm was approved by the Audit Committee of the Company’s Board of Directors on April 18, 2011 and was then unanimously approved by the Company’s Board of Directors present at a Board meeting called for such purpose.

The principal accountant’s reports of B&P on the Company’s financial statements as of and for the year ended December 31, 2010 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the period from April 23, 2010 to the year ended December 31, 2010 and through the effective date of the Merger, there were no disagreements with B&P on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to B&P’s satisfaction would have caused it to make reference thereto in connection with its reports on the financial statements for such years. During the year ended December 31, 2010 and through April 12, 2011, there were no reportable events of such type described in Item 304(a)(1)(v) of Regulation S-K.

During the year ended December 31, 2010 and through April 14, 2011, the effective date of the Merger, the Registrant did not consult with MBP with respect to any of (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on the Registrant’s financial statements; or (iii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or an event of the type described in Item 304(a)(1)(v) of Regulation S-K. Prior to the engagement of MBP, MBP did not provide the Company with any written or oral advice that MBP concluded was an important factor considered by the Company in reaching any decision as to any accounting, auditing or financial reporting issue.

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What services does MBP provide?

Audit services provided by MBP for fiscal 2013 include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC. In addition, MBP provides certain services relating to the Company’s quarterly reports.

Will a representative of MBP be present at the meeting?

No representative of MBP will be present at the meeting.

What if this proposal is not approved?

If the appointment of MBP is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

WE RECOMMEND THAT YOU VOTE FOR THE RATIFICATION OF
MARCUM BERNSTEIN & PINCHUK LLP AS THE COMPANY’S FISCAL 2014 INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

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BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

Each nominee listed in the Proxy Statement has agreed to serve as director, if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How are directors compensated?

Employee directors do not receive any compensation for their services. Non-employee directors received cash compensation for the year ended December 31, 2013 in accordance with the table below for serving as directors and may receive option grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended.

Director Compensation Table FY 2013*

Name	Director Fees earned or paid in cash	Total(2)
Warren Zhao(1)	$—	$—
Phil Fan(1)	$—	$—
Gavin Cheng(1)	$—	$—
Peter Dong(1)	$—	$—
Peiyao Zhang	$7,761	$7,761
Peter Zhuo(2)	$7,761	$7,761
Da-zhuang Guo(3)	$7,738	$7,738
Haijun Yang(4)	$—	$—
John McAuliffe(5)	$10,000	$10,000
Ming Zhu	$9,032	$9,032
Chunyu Gao(6)	$—	—

*           Note that we have not granted any stock awards, non-equity incentive plan compensation, nonqualified deferred compensation earnings or any other compensation to directors beyond that disclosed here. Accordingly we do not present such columns in the Director Compensation table.

(1)	Received payment in his capacity as an officer of the Company and/or subsidiaries/affiliates but did not receive any compensation for serving as a director of the Company.
(2)	Mr. Zhuo resigned from the Board of Directors on August 1, 2014.
(3)	Mr. Da-zhuang Guo resigned from the Board of Directors on February 15, 2014.
(4)	Mr. Haijun Yang became a director of the Company on February 19, 2014 and received no compensation in 2013.
(5)	Mr. John McAuliffe resigned from the Board of Directors on February 15, 2014.
(6)	Mr. Chunyu Gao became a director of the Company on February 19, 2014 and received no compensation in 2013.

How does the Board determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the Company’s director independence standards. The Company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Listing Rule 5605(a)(2).

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What role does the Nominating Committee play in selecting nominees to the Board of Directors?

Two of the primary purposes of the Board’s Nominating Committee are (i) to develop and implement policies and procedures that are intended to ensure that the Board of Directors will be appropriately constituted and organized to meet its fiduciary obligations to the Company and its shareholders and (ii) to identify individuals qualified to become members of the Board of Directors and to recommend to the Board of Directors the director nominees for the annual meeting of shareholders. The Nominating Committee is also responsible for considering candidates for membership on the Board of Directors submitted by eligible shareholders. The Nominating Committee’s charter is available on the Company’s website at www.tri-tech.cn/ir/governance/charters under Investor Relations and in print upon request.

Are the members of the Nominating Committee independent?

Yes. All members of the Nominating Committee have been determined to be independent by the Board of Directors.

How does the Nominating Committee identify and evaluate nominees for director?

The Nominating Committee considers candidates for nomination to the Board of Directors from a number of sources. Current members of the Board of Directors are considered for re-election unless they have notified the Company that they do not wish to stand for re-election. The Nominating Committee also considers candidates recommended by current members of the Board of Directors, members of management or eligible shareholders. From time to time the Board may engage a firm to assist in identifying potential candidates, although the Company did not engage such a firm to identify any of the nominees for director proposed for election at the meeting.

The Nominating Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to the Company and its business, the skills and perspectives such candidate would bring to the Board of Directors and the personality or “fit” of such candidate with existing members of the Board of Directors and management. The nominating committee does not have a specific policy in place with regard to the consideration of diversity when identifying director nominees. However, the nominating committee does consider diversity of opinion and experience when nominating directors.

What are the Nominating Committee’s policies and procedures for considering director candidates recommended by shareholders?

The Nominating Committee will consider all candidates recommended by eligible shareholders. An eligible shareholder is a shareholder (or group of shareholders) who owns at least 5% of the Company’s outstanding shares and who has held such shares for at least one year as of the date of the recommendation. A shareholder wishing to recommend a candidate must submit the following documents to the Secretary of the Company at Tri-Tech Holding Inc., 10th Floor of Tower B, Baoneng Center, Futong East Road, Chaoyang District, Beijing 100102 China:

•	a recommendation that identifies the name and address of the shareholder and the person to be nominated;
•	documentation establishing that the shareholder making the recommendation is an eligible shareholder;
•	the written consent of the candidate to serve as a director of the Company, if elected;
•	a description of all arrangements between the shareholders and such nominee pursuant to which the nomination is to be made; and
•	such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC.

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Upon timely receipt of the required documents, the Company’s Secretary will determine whether the shareholder submitting the recommendation is an eligible shareholder based on such documents. If the shareholder is not an eligible shareholder, the Nominating Committee may, but is not obligated to, evaluate the candidate and consider such candidate for nomination to the Board of Directors.

If the candidate is to be evaluated by the Nominating Committee, the Secretary will request a detailed resume, an autobiographical statement explaining the candidate’s interest in serving as a director of the Company, a completed statement regarding conflicts of interest, and a waiver of liability for a background check from the candidate.

What are the minimum qualifications required to serve on the Company’s Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Nominating Committee:

•	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;
•	A director must be prepared to represent the best interests of all Company shareholders, and not just one particular constituency;
•	A director must have a record of professional accomplishment in his or her chosen field; and
•	A director must be prepared and able to participate fully in Board activities, including membership on committees.

What other considerations does the Nominating Committee consider?

The Nominating Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

How may shareholders communicate with the members of the Board of Directors?

Shareholders and others who are interested in communicating directly with members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical conduct, may do so by writing to the directors at the following address:

Name of Director or Directors
c/o Secretary
Tri-Tech Holding Inc.
10th Floor of Tower B, Baoneng Center,

Futong East Road, Chaoyang District, Beijing 100102 China

Does the Company have a Code of Business Ethics and Conduct?

The Company has adopted a Code of Business Ethics and Conduct, which is applicable to all directors, officers and associates of the Company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Ethics and Conduct is available on the Company’s web site at www.tri-tech.cn/ir/governance/charters and is also available in print upon request. The Company intends to post any amendments to or waivers from its Code of Business Ethics and Conduct (to the extent applicable to the Company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the Board meet in fiscal 2013?

The Board of Directors met a total of 3 times of which 2 were regular meetings and 1 was a special meeting during fiscal 2013. The Compensation Committee, the Audit Committee and the Nominating Committee each met 2 times during fiscal 2013. The Board invites, but does not require, directors to attend the annual meeting of shareholders.

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What are the committees of the Board?

During fiscal 2013, the Board of Directors had standing Audit, Nominating, and Compensation Committees. Current members of each of the Committees, their principal functions and the number of meetings held during the fiscal year ended December 31, 2013 are shown below.

Compensation Committee

The members of the Compensation Committee as of December 31, 2013 were:

Da-zhuang Guo, Chairman

Peter Zhuo

Ming Zhu

The Compensation Committee held 2 meetings during the fiscal year ended December 31, 2013. The Compensation Committee’s charter is available on the Company’s website at www.tri-tech.cn under Investor Relations and in print upon request. The Compensation Committee’s principal responsibilities include:

•	Making recommendations to the Board of Directors concerning executive management organization matters generally;
•	In the area of compensation and benefits, making recommendations to the Board of Directors concerning employees who are also directors of the Company, consult with the CEO on matters relating to other executive officers, and make recommendations to the Board of Directors concerning policies and procedures relating to executive officers; provided, however, that the Committee shall have full decision-making powers with respect to compensation for executive officers to the extent such compensation is intended to be performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code;
•	Making recommendations to the Board of Directors regarding all contracts of the Company with any officer for remuneration and benefits after termination of regular employment of such officer;
•	Making recommendations to the Board of Directors concerning policy matters relating to employee benefits and employee benefit plans, including incentive compensation plans and equity based plans; and
•	Administering the Company’s formal incentive compensation programs, including equity based plans.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While the Company’s executives will communicate with the Compensation Committee regarding executive compensation issues, the Company’s executive officers do not participate in any executive compensation decisions.

Audit Committee

The members of the Audit Committee as of December 31, 2013 were:

Peter Zhuo, Chairman

Peiyao Zhang

John McAuliffe

The Audit Committee held 2 meetings during the fiscal year ended December 31, 2013. The primary responsibility of the Audit Committee is to assist the Board of Directors in monitoring the integrity of the Company’s financial statements and the independence of its external auditors. The Company believes that each of the members of the Audit Committee is “independent” and that Mr. McAuliffe and Mr. Zhuo both qualified as “audit committee financial experts” in accordance with applicable NASDAQ Capital Market listing standards. In carrying out its responsibility, the Audit Committee undertakes to:

•	Review and recommend to the directors the independent auditors to be selected to audit the financial statement of the Company;

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•	Meet with the independent auditors and management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;
•	Review with the independent auditors and financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of the Company. The Committee elicits recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. The Committee emphasizes the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;
•	Review the internal accounting function of the Company, the proposed audit plans for the coming year and the coordination of such plans with the Company’s independent auditors;
•	Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and contents of the financial statements to be presented to the shareholders;
•	Provide sufficient opportunity for the independent auditors to meet with the members of the Committee without members of management present. Among the items discussed in these meetings are the independent auditors’ evaluation of the Company’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit;
•	Review accounting and financial human resources and succession planning within the Company;
•	Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors; and
•	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose, if, in its judgment, that is appropriate.

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Audit Committee charter is available at www.tri-tech.cn/ir/governance/charters.

Nominating Committee

The members of the Nominating Committee are:

Peiyao Zhang, Chairman

Da-zhuang Guo

Ming Zhu

The Nominating Committee held 2 meetings during the fiscal year ended December 31, 2013. All members of the Nominating Committee are independent, as such term is defined by the NASDAQ Capital Market listing standards. The Nominating Committee undertakes to:

•	Identify individuals qualified to become members of the Board of Directors and to make recommendations to the Board of Directors with respect to candidates for nomination for election at the next annual meeting of shareholders or at such other times when candidates surface and, in connection therewith, consider suggestions submitted by shareholders of the Company;
•	Determine and make recommendations to the Board of Directors with respect to the criteria to be used for selecting new members of the Board of Directors;
•	Oversee the process of evaluation of the performance of the Company’s Board of Directors and committees;
•	Make recommendations to the Board of Directors concerning the membership of committees of the Board and the chairpersons of the respective committees;
•	Make recommendations to the Board of Directors with respect to the remuneration paid and benefits provided to members of the Board in connection with their service on the Board or on its committees; and
•	Evaluate Board and committee tenure policies as well as policies covering the retirement or resignation of incumbent directors.

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The Board of Directors has determined to provide a process by which shareholders may communicate with the Board as a whole, a Board committee or individual director. Shareholders wishing to communicate with the Board as a whole, a Board committee or an individual member may do so by sending a written communication addressed to the Board of Directors of the Company or to the committee or to an individual director, c/o Secretary, Tri-Tech Holding Inc., 10th Floor of Tower B, Baoneng Center, Futong East Road, Chaoyang District, Beijing 100102 China. All communications will be compiled by the Secretary of the Company and submitted to the Board of Directors or the addressee not later than the next regular Board meeting.

MANAGEMENT — BUSINESS HISTORY OF EXECUTIVE OFFICERS

For information as to the business history of our Chief Executive Officer Gavin Cheng, Chief Financial Officer Phil Fan and former Joint Chief Executive Officer Warren Zhao and former Chief Financial Officer Peter Dong, Joint, see the section “Proposal One: Election of Directors” in this Proxy Statement.

EMPLOYMENT AGREEMENTS WITH THE COMPANY’S NAMED EXECUTIVE OFFICERS

Under Chinese law, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Our employment agreements with our executive officers generally provide for a term of five (5) years and a salary to be paid monthly. The agreements also provide that executive officers are to work an average of forty hours per week and are entitled to all legal holidays as well as other paid leave in accordance with PRC laws and regulations and our internal work policies. Under such agreements, our executive officers can be terminated for cause without further compensation. The employment agreements also provide that we will pay for all mandatory social security programs for our executive officers in accordance with PRC regulations. During the agreement and for two (2) years afterward, our executive officers are required to keep trade secrets confidential.

SUMMARY COMPENSATION TABLE

The following table shows the annual compensation paid by the Company for the years ended December 31, 2013 and 2012 to Warren Zhao, the Chairman, Gavin Cheng, the Former Chief Executive Officer, Phil Fan, Chief Executive Officer, and Peter Dong, Chief Financial Officer & Chief Operating Officer. No other officer had total compensation during either of the previous two years of more than $100,000.

Name and principal position	Year	Salary	Bonus	Securities- based Awards(1)	All Other Compensation	Total
Gavin Cheng	2012	$200,000	$—	$137,500	$—	$337,500
Former Chief Executive Officer	2013	$158,969	$—	$—	$—	$158,969
Warren Zhao	2012	$200,000	$—	$137,500	—	$337,500
Chairman	2013	$186,275	$—	$—	$—	$186,275
Phil Fan,	2012	$180,000	$—	$137,500	$—	$317.500
Chief Financial Officer	2013	$185,846	$—	$—	$—	$185,846
Peter Dong,	2012	$180,000	$—	$137,500	$—	$317,500
Former Chief Financial Officer	2013	$167,775	$—	$—	$—	$167,775

(1)	On February 24, 2012, we made a grant of options to purchase 100,000 shares each of Gavin Cheng, Warren Zhao, Phil Fan and Peter Dong. Although half of these options vested on June 5, 2012 and the other half vested on January 1, 2013, the entire grant date fair value is recognized in 2012.

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The employment agreements with Messrs. Zhao, Dong and Fan have been renewed on February 10, 2011 with mutual agreements between the Company and each of them. The employment agreements are scheduled to expire on February 9, 2016. Mr. Cheng’s employment agreement commenced on September 1, 2010 and was scheduled to expire on August 31, 2015. On September 17, 2013, Guang (Gavin) Cheng was terminated as the Chief Executive Officer with the unanimous approval of the Board of Directors.

The following table shows outstanding equity awards to Mr. Zhao, the Principal Executive Officer, Mr. Dong, the Principal Financial Officer, and Mr. Fan, President, as of the end of fiscal year 2013.

Warren Zhao, Guang (Gavin) Cheng, and Peter Dong (but not Phil Fan) voluntarily received a 30% pay cut for the month of July, August, and September in 2013.

Outstanding Equity Awards at Fiscal Year End

	Option Awards
Name	Option Grant Date		Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date
(a)	(b)		(c)		(d)	(e)	(f)
Phil Fan,	9/9/09	(1)	31,530	(2)	10,510	6.75	9/9/19
Principal Executive Officer and	2/24/12		50,000		—	7.63	2/24/22
former Principal Accounting and Financial Officer	2/24/12		50,000		—	1.55	2/24/22
Peter Dong,	9/9/09		47,295	(3)	15,765	6.75	9/9/19
Principal Accounting and	2/24/12		50,000		—	7.63	2/24/22
Financial Officer	2/24/12		50,000		—	1.55	2/24/22
Gavin Cheng,	2/24/12		50,000		—	7.63	2/24/22
former Principal Executive Officer	2/24/12		50,000		—	1.55	2/24/22
Warren Zhao,	9/9/09		94,590	(4)	31,530	6.75	9/9/19
former Principal Executive Officer	2/24/12		50,000		—	7.63	2/24/22
	2/24/12		50,000		—	1.55	2/24/22

(1)	The unvested portion of this option award is scheduled to vest on September 9, 2014.
(2)	Of the 42,040 vested options, Mr. Fan has exercised 10,510.
(3)	Of the 63,060 vested options, Mr. Dong has exercised 15,765.
(4)	Of the 126,120 vested options, Mr. Zhao has exercised 31,530.

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Equity Compensation Plan Information

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted- average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	974,508	$5.98	300,992
Equity compensation plans not approved by security holders	—	—	—
Total	974,508	$5.98	300,992

Stock Option Pool

The Company’s 2009 Share Incentive Plan authorizes the issuance of up to 525,500 ordinary shares to its employees and directors. Pursuant to this plan, the Company may grant options to its employees and directors to purchase its ordinary shares. The compensation committee of the Board of Directors will administer the plan. The exercise price of the options will be equal to the fair market value of the Company’s ordinary shares on the date of grant. In addition, all options under the pool will be vested over five years (20% per year) and the exercise term shall not be longer than ten years. As of the date hereof, the Company has 9,000 options available for grant under the 2009 Share Incentive Plan.

At the 2011 annual shareholder meeting, the Company’s 2011 Share Incentive Plan was approved by its shareholders. The total number of shares reserved and available for grant and issuance is 750,000. The form of award can be option or share. The exercise price of the incentive stock option will not be less than the fair market value and nonqualified incentive stock option will not be less than 110% of the fair market value on the date of grant. This plan shall be administered by the Compensation Committee. As of the date hereof, the Company has 373,188 options available for grant under the 2011 Share Incentive Plan.

Board of Directors and Board Committees

The Company’s Board of Directors currently consists of eight directors. Previously, the Company had mistakenly operated with a classified board structure, with each director elected for a term of office to expire at the third succeeding annual meeting after their election and until their successors were duly elected and qualified. Once it was determined that the Company’s Amended and Restated Articles of Association did not permit the classified board structure, the Company determined it would be necessary to amend its Articles as set forth in this Proposal Two. If Proposal Two passes, the directors shall be divided into three classes, as nearly equal in number as the then total number of directors permits. Class I directors shall face reelection at the Company’s annual general meeting of shareholders for the year ended December 31, 2014 and every three years thereafter. Class II directors shall face re-election at the annual general meeting of shareholders for the year ended December 31, 2015 and every three years thereafter. Class II directors shall face re-election at the annual general meeting of shareholders for the year ended December 31, 2016 and every three years thereafter.

If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional director of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decreases in the number of directors will not shorten the term of any incumbent director. These provisions could make it more difficult for any third party to gain control of the Company by making it difficult to replace members of the Board of Directors.

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A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the Board of Directors or otherwise contained in the minutes of a meeting or a written resolution of the Board of Directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with the Company, or in which he is so interested and may vote on such motion.

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by the Company in a general meeting.

The Company’s Board of Directors plays a significant role in its risk oversight. The Board of Directors makes all important company decisions. As such, it is important for the Company to have its chief executive officer serve on the board as he plays a key role in the risk oversight. As a smaller reporting company, the Company believes it is appropriate to have the involvement and input of all of its directors in risk oversight matters.

Currently, three committees have been established under the board: the audit committee, the compensation committee and the nominating committee. All members of each committee are independent directors. The audit committee is responsible for overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company, including the appointment, compensation and oversight of the work of its independent auditors. The compensation committee of the board reviews and makes recommendations to the board regarding the compensation policies for the officers and all forms of compensation, and also administers the incentive compensation plans and equity-based plans (but the board retains the authority to interpret those plans). The nominating committee of the board is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other corporate governance issues. The nominating committee will consider the diversity, age, skills and experience when nominating new directors.

There are no other arrangements or understandings pursuant to which the directors are selected or nominated.

Duties of Directors

Under Cayman Islands law, the directors have a fiduciary duty to the Company. They have to act in good faith in their dealings with or on behalf of the Company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

•	a duty to act in good faith in the best interests of the Company;
•	a duty not to personally profit from opportunities that arise from the office of director;
•	a duty to avoid conflicts of interest; and
•	a duty to exercise powers for the purpose for which such powers were intended.

In general, Cayman Islands Law imposes various duties on directors of a company with respect to certain matters of management and administration of the company. In addition to the remedies available under general law, the Cayman Islands Companies Law imposes fines on directors who fail to satisfy some of these requirements. However, in many circumstances, an individual is only liable if he is knowingly guilty of the default or knowingly and willfully authorizes or permits the default. In comparison, under Delaware law, the business and affairs of a corporation are managed by or under the direction of its Board of Directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. In addition, under Delaware law, a party challenging the propriety of a decision of the directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule.” If the presumption is not rebutted, the business judgment rule protects the directors and their decisions, and their business judgments will not be second guessed. If the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

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Limitation of Director and Officer Liability

Pursuant to the Company’s Memorandum and Articles of Association, every director or officer and the personal representatives of the same shall be indemnified and secured harmless out of the assets and funds against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him or her in or about the conduct of the Company’s business or affairs or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere. No such director or officer will be liable for: (a) the acts, receipts, neglects, defaults or omissions of any other such director or officer or his or her agent, (b) any loss on account of defect of title to any of the Company’s property, (c) account of the insufficiency of any security in or upon which any of the money shall be invested, (d) any loss incurred through any bank, broker or other similar person, (e) any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgment or oversight on his or her part, or (f) any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers authorities, or discretions of his or her office or in relation thereto, unless the same shall happen through his or her own dishonesty, gross negligence or willful default.

Involvement in Certain Legal Proceedings

To the best of the Company’s knowledge, none of its directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in the discussion below in “Related Party Transactions,” none of the directors, director nominees or executive officers has been involved in any transactions with the Company or any of the directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Promoters and Certain Control Persons

The Company did not have any promoters at any time during the past five fiscal years. Except as set forth in the discussion above, none of its directors or officers has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Material Changes in Manner of Recommending Board Nominees

None.

Audit Committee

The Board of Directors maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Stock Market Rule 4200(a)(15). The Company has an audit committee, consisting solely of independent directors of the Company; Mr. Peter Zhuo, Mr. John McAuliffe and Dr. Peiyao Zhang were the audit committee members as of December 31, 2013, and Mr. McAuliffe and Mr. Zhuo qualified as the audit committee financial experts during fiscal year 2013. The Company’s audit committee charter is available on the Company’s website, www.tri-tech.cn.

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Related Party Transactions

During the fiscal year ended December 31, 2013, the Company did not conduct any transactions subject to the disclosure requirements under Item 404(a) of Regulation S-K.

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AUDIT COMMITTEE REPORT AND FEES PAID TO
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Who served on the Audit Committee of the Board of Directors during fiscal year 2013?

The members of the Audit Committee as of December 31, 2013 were Peter Zhuo, John McAuliffe and Peiyao Zhang. Each member of the Audit Committee is independent under the rules of the SEC and the NASDAQ Capital Market. The Board of Directors determined that Mr. Zhuo and Mr. McAuliffe, who were independent directors, were “audit committee financial experts” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Exchange Act.

What document governs the activities of the Audit Committee?

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee’s composition and meetings. The Audit Committee Charter is available on the Company’s website at www.tri-tech.cn under Investor Relations.

How does the Audit Committee conduct its meetings?

During fiscal 2013, the Audit Committee met with the senior members of the Company’s financial management team and the Company’s independent registered public accounting firm. The Audit Committee’s agenda was established by the Chairman. At each meeting, the Audit Committee reviewed and discussed various financial and regulatory issues. The Audit Committee also had private, separate sessions from time to time with representatives of the Company’s independent registered public accounting firm, at which meetings candid discussions of financial management, accounting and internal control issues took place.

Does the Audit Committee review the periodic reports and other public financial disclosures of the Company?

The Audit Committee reviews each of the Company’s quarterly and annual reports, including Management’s Discussion of Results of Operations and Financial Condition. As part of this review, the Audit Committee discusses the reports with the Company’s management and considers the audit and review reports prepared by the independent registered public accounting firm about the Company’s quarterly and annual reports, as well as related matters such as the quality (and not just the acceptability) of the Company’s accounting principles, alternative methods of accounting under generally accepted accounting principles and the preferences of the independent registered public accounting firm in this regard, the Company’s critical accounting policies and the clarity and completeness of the Company’s financial and other disclosures.

What is the role of the Audit Committee in connection with the financial statements and controls of the Company?

Management of the Company has primary responsibility for the financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the audit of the Company’s financial statements and internal control over financial reporting. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Committee under its charter. The Committee meets regularly with the independent registered public accounting firm, without the presence of management, to ensure candid and constructive discussions about the Company’s compliance with accounting standards and best practices among public companies comparable in size and scope to the Company. The Audit Committee also regularly reviews with its outside advisors material developments in the law and accounting literature that may be pertinent to the Company’s financial reporting practices.

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What has the Audit Committee done with regard to the Company’s audited financial statements for fiscal 2013?

The Audit Committee has:

•	reviewed and discussed the audited financial statements with the Company’s management; and

•	discussed with B&P (and subsequently MBP), the Company’s independent registered public accounting firm for the 2013 fiscal year, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

Has the Audit Committee considered the independence of the Company’s auditors?

The Audit Committee has received from MBP the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the Audit Committee has discussed with MBP its independence. The Audit Committee has concluded that MBP is independent from the Company and its management.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2013?

Based upon its review and the discussions with management and the Company’s independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the Company be included in the Company’s Annual Report on Form 10-K for fiscal 2013.

Has the Audit Committee reviewed the fees paid to the independent registered public accounting firm during fiscal 2013?

The Audit Committee has reviewed and discussed the fees paid to B&P and MBP during 2013 for audit, audit-related, tax and other services, which are set forth below under “Fees Paid to Independent Registered Public Accounting Firm.” The Audit Committee has determined that the provision of non-audit services is compatible with the independence of B&P and MBP.

What is the Company’s policy regarding the retention of the Company’s auditors?

The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee.

Who prepared this report?

This report has been furnished by the members of the Audit Committee as of November 3, 2014:

Haijun Yang Peiyao Zhang

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

During fiscal year 2013, Marcum Bernstein & Pinchuk LLP’s fees for the annual audit of the financial statements and the quarterly reviews of the financial statements were $210,000. During fiscal year 2012, Marcum Bernstein & Pinchuk LLP’s fees for the annual audit of the Company’s financial statements and the quarterly reviews of the financial statements were $200,000.

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Audit Related Fees

The Company did not pay Marcum Bernstein & Pinchuk LLP for audit-related services in fiscal years 2013 and 2012.

Tax Fees

The Company did not pay Marcum Bernstein & Pinchuk LLP for tax services in fiscal years 2013 and 2012.

All Other Fees

The Company did not pay Marcum Bernstein & Pinchuk LLP for other services in fiscal year 2013 and 2012.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of September 30, 2014 by:

•	Each person who is known by us to beneficially own more than five percent (5%) of our outstanding ordinary shares;
•	Each of our directors and named executive officers; and
•	All directors and named executive officers as a group.

The number and percentage of ordinary shares beneficially owned is based on 8,449,774 ordinary shares outstanding, not including 21,100 treasury shares. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of July 22, 2014 are deemed outstanding. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in c/o Tri-Tech Holding Inc., 10th Floor of Tower B, Baoneng Center, Futong East Road, Chaoyang District, Beijing 100102 China. As of September 30, 2014, we had 16 shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership(2)
Warren Zhao, Chairman and Director(3)	1,413,025	16.29%
Peter Dong, Chief Financial Officer, Chief Operating Officer and Director(4)	1,642,224	19.02%
Gavin Cheng, Former Chief Executive Officer and Director(5)	360,000	4.20%
Phil Fan, Chief Executive Officer and Director(6)	401,400	4.66%
Peiyao Zhang, Director(7)	8,000	*
Peter Zhuo, Director(8)	5,000	*
Da-zhuang Guo, Director(9)	2,000	*
Haijun Yang(10)	—	*
John McAuliffe, Director(11)	—	*
Chunyu Gao(12)	—	*
All Directors and Executive Officers as a Group(13)	3,830,649	42.06%
Tranhold Investment Inc.	1,155,375	13.64%
Yanyu Investment Inc.	1,214,549	14.34%
David Hu(14)	1,228,824	14.52%

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*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.
(2)	The number of ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying vested options held by such person but excludes shares underlying (a) unvested options held by such person and (b) vested and unvested options held by other persons.
(3)	Includes (i) the sole power to direct the voting of the 1,155,375 shares held by Tranhold Investment Inc, (ii) the power to direct the voting of 31,530 shares, and (iii) vested options to purchase 226,120 ordinary shares.
(4)	Includes (i) the sole power to direct the voting of the 248,850 shares held by FLYY Investment Inc., (ii) the shared power to direct the voting of the 1,214,549 ordinary shares held by Yanyu Investment Inc., (iii) the power to direct the voting of 15,765 shares, and (iv) vested options to purchase 163,060 ordinary shares.
(5)	Includes (i) the shared power to direct the voting of the 260,000 shares held by Main Bright Investments Limited, which is shared with another person, and (ii) vested options to purchase 100,000 ordinary shares.
(6)	Includes (i) the sole power to direct the voting of the 248,850 shares held by Allied Investment Consultation, LLC, (ii) the power to direct the voting of 10,510 shares, and (iii) vested options to purchase 142,040 ordinary shares.
(7)	Includes (i) the power to direct the voting of 2,600 shares, and (ii) vested options to purchase 5,400 ordinary shares.
(8)	Includes (i) the power to direct the voting of 2,000 shares, and (ii) vested options to purchase 3,000 ordinary shares. Three months after Mr. Zhuo’s resignation, all vested but unexercised options expired.
(9)	Includes the power to direct the voting of 2,000 shares. Mr. Guo previously held options to purchase 5,000 ordinary shares; upon his resignation on February 15, 2014, such options ceased to vest. Three months after his resignation, all vested but unexercised options expired.
(10)	Mr. Haijun Yang became a Director of the Company on February 19, 2014.
(11)	Mr. McAuliffe previously held options to purchase 25,008 ordinary shares; upon his resignation on February 15, 2014, such options ceased to vest. Three months after his resignation, all vested but unexercised options expired.
(12)	Mr. Chunyu Gao became a Director of the Company on February 19, 2014
(13)	One or more of the directors and executive officers have (i) the sole power to direct the voting of (a) the 248,850 shares held by FLYY Investment Inc., (b) the 1,155,375 shares held by Tranhold Investment Inc., (c) the 248,850 shares held by Allied Investment Consultation Inc., and (d) the 260,000 shares held by Main Bright Investments Limited, and (ii) shared power to direct the voting of the 1,214,549 shares held by Yanyu Investment Inc. Vested options to purchase 639,620 ordinary shares held by officers and directors are included in this number and are used to calculate the aggregate percentage ownership held by such officers and directors.
(14)	Includes (i) the shared power to direct the voting of the 1,214,549 shares held by Yanyu Investment Inc., the voting power of which Mr. Hu shares with 17 other individual owners and (ii) the power to direct the voting of 14,275 shares.

GENERAL

Compensation Committee Interlocks and Insider Participation

None of the members of the Board of Directors who served on the Compensation Committee during the fiscal year ended December 31, 2013 were officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under SEC regulations.

Compliance with Section 16(a) Beneficial Ownership Reporting Requirements

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent (10%) of a registered class of the Company’s equity securities to file with the SEC reports of ownership and changes in beneficial ownership of the Company’s ordinary shares. Directors, executive officers and greater than ten percent (10%) shareholders are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on a review of the copies of these reports furnished to the Company or written representations that no other reports were required, we believe that all reports were timely made.

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Availability of Form 10-K to Shareholders

Rules promulgated by the SEC require us to provide an Annual Report to Shareholders who receive this Proxy Statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (without exhibits or documents incorporated by reference), are available without charge to shareholders upon written request to Secretary, Tri-Tech Holding Inc., 10th Floor of Tower B, Baoneng Center, Futong East Road, Chaoyang District, Beijing 100102 China, by calling +86 (10) 5732-3666 or via the Internet at www.tri-tech.cn.

Other Proposed Actions

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board; Expenses of Solicitation

Our Board of Directors has sent you this Proxy Statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

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Annex A

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THE COMPANIES LAW (2007 REVISION)
COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

Articles OF ASSOCIATION

OF

TRI-TECH HOLDING INC.

(as amended by Special Resolution of the Shareholders dated [____] December, 2014)

INTERPRETATION

1.	The Regulations contained or incorporated in Table A of the First Schedule of the Companies Law (2007 Revision) shall not apply to this Company.

2.	(a)	In these Articles the following terms shall have the meanings set opposite unless the context otherwise requires:-

(i)	Articles	These Articles of Association as from time to time amended by Special Resolution

(ii)	Auditors	the Auditors for the time being of the Company, if any;

(iii)	Company	TRI-TECH HOLDING INC.;

(iv)	Directors	The directors of the Company for the time being or, as the case may be, the directors assembled as a board;

(v)	Law	Law The Companies Law (2007 Revision) of the Cayman Islands and any amendment or other statutory modification thereof and where in these Articles any provision of the Law is referred to, the reference is to that provision as modified by any law for the time being in force;

(vi)	Member	A person who is registered in the Register of Members as the holder of any Share in the Company;

(vii)	month	a calendar month;

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(viii)	Ordinary Resolution	a resolution of a general meeting passed by a majority of the Members entitled to vote present at the meeting or a written resolution signed by all Members entitled to vote;

(ix)	Registered Office	The registered office of the Company as provided in Section 50 of the Law;

(x)	Register of Members	The register of Members to be kept pursuant to section 40 of the Law;

(xi)	Secretary	Any person appointed by the Directors to perform any of the duties of the secretary of the Company and including any assistant secretary;

(xii)	Seal	The common seal of the Company (if applicable) or any facsimile or official seal (if applicable) for the use outside of the Cayman Islands;

(xiii)	Share	An ordinary voting share in the capital of the Company; and

(xiv)	Special Resolution	a resolution of a general meeting passed by a two-thirds majority of the Members entitled to vote thereat present at the meeting or a written resolution signed by all Members entitled to vote and otherwise in accordance with section 60 of the Law.

(b)	Unless the context otherwise requires, expressions defined in the Law and used herein shall have the meanings so defined.

(c)	In these Articles unless the context otherwise requires:-

(i)	words importing the singular number shall include the plural number and vice-versa;

(ii)	words importing the masculine gender only shall include the feminine gender;

(iii)	words importing persons only shall include companies or associations or bodies of persons whether incorporated or not;

(iv)	a notice provided for herein shall be in writing unless otherwise specified and all reference herein to “in writing” and “written” shall include printing, lithography, photography and other modes of representing or reproducing words in permanent visible form; and

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(v)	“may” shall be construed as permissive and ‘shall“ shall be construed as imperative.

(d)	Heading used herein are intended for convenience only and shall not affect the construction of these Articles.

SHARES

3.	(a)	Subject to the provisions, if any, in that behalf in the Memorandum of Association, and without prejudice to any special rights previously conferred on the holders of existing Shares, any Share may be issued with such preferred, deferred, or other special rights, or such restrictions, whether in regard to dividend, voting, return of Share capital or otherwise, as the Company may from time to time by Special Resolution determine, and subject to the provisions of section 37 of the Law, any Share may, with the sanction of a Special Resolution, be issued on the terms that it is, or at the option of the Company or the holder is liable, to be redeemed.

	(b)	If at any time the share capital is divided into different classes of Shares, the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may be varied with the consent in writing of the holders of three-fourths of the issued Shares of that class or with the sanction of a resolution passed by not less than three-fourths of such holders of the Shares of that class as may be present in person or by proxy at a separate general meeting of the holders of the Shares of that class. To every such separate general meeting, the provisions of these Articles relating to general meetings shall mutatis mutandis apply, but so that the necessary quorum shall be any one or more persons holding or representing by proxy not less than one-third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

4.	(a)	Every person whose name is entered as a Member in the Register of Members shall be entitled, without payment, to a certificate of the Company specifying the Share or Shares held by him and the amount paid up thereon, provided that in respect of a Share or Shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all.

	(b)	If a Share certificate is defaced, lost or destroyed it may be renewed on payment of such fee, if any, and on such terms, if any, as to evidence and indemnity, as the Directors think fit.

5.	Except as required by law, no person shall be recognised by the Company as holding any Share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share (except only as by these Articles or by law otherwise provided or under an order of a court of competent jurisdiction) or any other rights in respect of any Share except an absolute right to the entirety thereof in the registered holder, but the Company may in accordance with the Law issue fractions of Shares.

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6.	The Shares shall be at the disposal of the Directors, and they may (subject to the provisions of the Law) allot, grant options over, or otherwise dispose of them to such persons, on such terms and conditions, and at such times as they think fit, but so that no Share shall be issued at a discount, except in accordance with the provisions of the Law.

LIEN

7.	The Company shall have a first and paramount lien on every Share (not being a fully paid Share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that Share, and the Company shall also have a lien on all Shares (other than fully paid-up Shares) standing registered in the name of a single person for all moneys presently payable by him or his estate to the Company; but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien, if any, on a Share shall extend to all dividends payable thereon.

8.	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the persons entitled thereto by reason of his death or bankruptcy.

9.	For giving effect to any such sale, the Directors may authorise some person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

10.	The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the person entitled to the Shares at the date of the sale.

CALLS ON SHARES

11.	The Directors may from time to time make calls upon the Members in respect of any moneys unpaid on their Shares provided that no call shall be payable earlier than one month from the last call; and each Member shall (subject to receiving at least fourteen days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on his Shares.

12.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

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13.	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest upon the sum at the rate of six per cent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

14.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

15.	The Directors may make arrangements on the issue of Shares for a difference between the holders in the amount of calls to be paid and in the times of payment.

16.	The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the moneys uncalled and unpaid upon any Shares held by him; and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of the Company in general meeting six per cent) as may be agreed upon between the Member paying the sum in advance and the Directors.

FORFEITURE OF SHARES

17.	If a Member fails to pay any call or installment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of such call or installment remains unpaid, serve a notice on him requiring payment of so much of the call or installment as is unpaid, together with any interest which may have accrued.

18.	The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

19.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect.

20.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition, the forfeiture may be cancelled on such terms as the Directors think fit.

21.	A person whose Shares have been forfeited shall cease to be a Member in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares, but his liability shall cease if and when the Company receives payment in full of the amount due on the Shares.

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22.	A statutory declaration in writing that the declarant is a Director of the Company, and that a Share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the Share. The Company may receive the consideration, if any, given for the Share on any sale or disposition thereof and may execute a transfer of the Share in favor of the person to whom the Share is sold or disposed of and he shall thereupon be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

23.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had been made payable by virtue of a call duly made and notified.

TRANSFER AND TRANSMISSION OF SHARES

24.	The instrument of transfer of any Share shall be executed by or on behalf of the transferor and transferee, and the transferor shall be deemed to remain a holder of the Share until the name of the transferee is entered in the Register of Members in respect thereof.

25.	Shares shall be transferred in the following form, or in any usual or common form approved by the Directors:

I/we, _________________________ of __________________________ in consideration of the sum of $_______________ paid to me/us by __________________________, of ___________________________ (hereinafter called ”the Transferee“) do hereby transfer to the Transferee the _____ Share (or Shares) numbered _____________________ in the Company called ______________________ to hold the same unto the Transferee, subject to the several conditions on which I/we hold the same and I/we, the Transferee, do hereby agree to take the said Share (or Shares) subject to the conditions aforesaid.

As witness our hands on the _____ day of _________, 20__.

Transferor	Transferee

26.	(a)	The Directors may, in their absolute discretion and without assigning any reason therefor, decline to register any transfer of Shares to a person of whom they do not approve.

	(b)	The Directors may also suspend the registration of transfers during the fourteen days immediately preceding the annual general meeting in each year.

	(c)	The Directors may decline to recognise any instrument of transfer unless (a) a fee not exceeding one dollar is paid to the Company in respect thereof, and (b) the instrument of transfer is accompanied by the certificate of the Shares to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer.

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(d)	If the Directors refuse to register a transfer of Shares, they shall within one month after the date on which the transfer was lodged with the Company, send to the transferee notice of the refusal.

27.	The legal personal representative of a deceased sole holder of a Share shall be the only person recognised by the Company as having any title to the Share. In case of a Share registered in the names of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only persons recognised by the Company as having any title to the Share.

28.	Any person becoming entitled to a Share in consequence of the death or bankruptcy of a Member shall upon such evidence being produced as may from time to time be properly required by the Directors, have the right either to be registered as a Member in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt person before the death or bankruptcy.

29.	A person becoming entitled to a Share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the Share, except that he shall not, before being registered as a Member in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

CONVERSION OF SHARES INTO STOCK

30.	The Company may by Ordinary Resolution convert any paid-up Shares into stock, and reconvert any stock into paid-up Shares of any denomination.

31.	The holders of stock may transfer the same, or any part thereof in the same manner and subject to the same regulations as and subject to which the Shares from which the stock arose might prior to conversion have been transferred, or as near thereto as circumstances admit; but the Directors may from time to time fix the minimum amount of stock transferable, and restrict or forbid the transfer of fractions of that minimum, but the minimum shall not exceed the nominal amount of the Shares from which the stock arose.

32.	The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges and advantages as regards dividends, voting at meetings of the Company and other matters as if they held the Shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the Company) shall be conferred by any such aliquot part of stock as would not, if existing as Shares, have conferred that privilege or advantage.

33.	Such of the Articles of the Company as are applicable to paid-up Shares shall apply to stock, and the words ”Share“ and ”Member“ herein shall include ”stock“ and ”stock-holder“.

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ALTERATION OF CAPITAL

34.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into new Shares of such amount, as the resolution shall prescribe.

35.	Subject to any direction to the contrary that may be given by the Company in general meeting, all new Shares shall be at the disposal of the Directors in accordance with Article 6.

36.	The new Shares shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

37.	The Company may by Ordinary Resolution:

(a)	consolidate and divide all or any of its Share capital into Shares of larger amount than its existing Shares;

(b)	sub-divide its existing Shares, or any of them, into Shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the provisions of section 13 of the Law; and

(c)	cancel any Shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

38.	Subject to the provisions of the Law and the Memorandum of Association, the Company may purchase its own Shares, including any redeemable Shares, provided that the manner of purchase has first been authorised by Ordinary Resolution and may make payment therefor or for any redemption of Shares in any manner authorised by the Law, including out of capital.

GENERAL MEETINGS

39.	The Company shall in each year hold a general meeting as its Annual General Meeting, provided that, if the Company is an exempted company, it may by ordinary resolution determine that no Annual General Meeting need be held in a particular year or years or indefinitely. The time and place of Annual General Meeting shall be determined by the Directors.

40.	General Meetings other than Annual General Meetings shall be called Extraordinary General Meetings. The Directors may call or authorise the calling of an Extraordinary General Meeting whenever they think fit.

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REQUISITION OF GENERAL MEETINGS

41.	The Directors may whenever they think fit, convene an extraordinary general meeting. If at any time there are not sufficient Directors capable of acting to form a quorum, any Director or any one or more Members holding in the aggregate not less than one-third of the total issued share capital of the Company entitled to vote may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors. The Directors shall, upon the requisition in writing of one or more Members holding in the aggregate not less than one-tenth of such paid-up capital of the Company as at the date of the requisition carries the right of voting at general meetings, convene an extraordinary general meeting. Any such requisition shall express the object of the meeting proposed to be called, and shall be left at the Registered Office of the Company. If the Directors do not proceed to convene a general meeting within twenty-one days from the date of such requisition being left as aforesaid, the requisitionists or any or either of them or any other Member or Members holding in the aggregate not less than one-tenth of such paid-up capital of the Company as at the date of the requisition carries the right of voting at general meetings, may convene an extraordinary general meeting to be held at the Registered Office of the Company or at some convenient place within the Cayman Islands at such time, subject to the Company’s Articles as to notice, as the persons convening the meeting fix.

42.	Seven days notice at the least (exclusive of the day on which the notice is served or deemed to be served, but inclusive of the day for which the notice is given) specifying the place, the day and the hour of meeting and, in the case of special business, the general nature of that business shall be given in manner hereinafter provided, or in such other manner (if any) as may be prescribed by the Company in general meetings, to such persons as are entitled to vote or may otherwise be entitled under the Articles of the Company to receive such notices from the Company; but with the consent of all the Members entitled to receive notice of some particular meeting, that meeting may be convened by such shorter notice or without notice and in such manner as those Members may think fit.

43.	The accidental omission to give notice of a meeting to, or the non-receipt of a notice of a meeting by, any Member entitled to receive notice shall not invalidate the proceedings at any meeting.

44.	All business shall be deemed special that is transacted at an extraordinary general meeting, and all that is transacted at an annual general meeting shall be deemed special with the exception of sanctioning a dividend, the consideration of the accounts, balance sheets, the report of the Directors and Auditors, the election of Directors and other officers in the place of those retiring (if any) and the appointment and fixing of remuneration of Auditors.

45.	(a)	No business shall be transacted at any general meeting unless a quorum of Members is present at the time that the meeting proceeds to business; save as herein otherwise provided, one or more Members holding in the aggregate not less than one-third of the total issued share capital of the Company present in person or by proxy and entitled to vote shall be a quorum.

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(b)	An Ordinary Resolution or a Special Resolution (subject to the provisions of the Law) in writing signed by all the Members for the time being entitled to receive notice of and to attend and vote at general meetings, (or being corporations by their duly authorised representatives) including a resolution signed in counterpart by or on behalf of such Members or by way of signed telefax transmission, shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

46.	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the Members present shall be a quorum.

47.	The chairman, if any, of the Board of Directors shall preside as chairman at every general meeting of the Company.

48.	If there is no such chairman, or if at any meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the Members present shall choose one of their number to be chairman.

49.	The chairman may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for ten days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

50.	At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by one or more Members present in person or by proxy who together hold not less than fifteen per cent of the paid-up capital of the Company entitled to vote, and, unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously, or by a particular majority, or lost and an entry to that effect in the minutes of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

51.	If a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

52.	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

53.	A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

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VOTES OF MEMBERS

54.	On a show of hands every Member present in person or by proxy and entitled to vote shall have one vote. On a poll every Member present in person or by proxy and entitled to vote shall have one vote for each Share of which he is the holder.

55.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

56.	A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee or other person in the nature of a committee appointed by that court, and any such committee or other person may vote by proxy.

57.	No Member shall be entitled to vote at any general meeting, unless all calls or other sums presently payable by him in respect of Shares in the Company have been paid.

58.	On a poll votes may be given either personally or by proxy.

59.	The instrument appointing a proxy shall be in writing under the hand of the Member or, if the Member is a corporation, either under seal or under the hand of a director or officer or attorney duly authorised. A proxy need not be a Member of the Company. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy is given Provided that no intimation in writing of such death, insanity or revocation as aforesaid shall have been received by the Company at its Registered Office before the commencement of the general meeting, or adjourned meeting, at which it is sought to use the proxy.

60.	The instrument appointing a proxy shall be deposited at the Registered Office of the Company or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid PROVIDED that the chairman of the meeting may in his discretion accept an instrument of proxy sent by telex or telefax upon receipt of telex or telefax confirmation that the signed original thereof has been sent.

61.	An instrument appointing a proxy may be in the following form or any other form approved by the Directors:

TRI-TECH HOLDING INC.

"I, _________________, of ___________________________________, hereby appoint ___________________ of ___________________________ as my proxy, to vote for me and on my behalf at the [annual or extraordinary, as the case may be] general meeting of the Company to be held on the ____ day of _________, 20__.

Signed this ___ day of _________, 20__.

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62.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETING

63.	Any corporation which is a Member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member of the Company.

DIRECTORS AND OFFICERS

64.	(a)	The names of the first Directors shall be determined in writing by the subscribers of the Memorandum of Association.

(b)	Notwithstanding any provision in these Articles to the contrary, a sole Director shall be entitled to exercise all of the powers and functions of the Directors which may be imposed on them by Law or by these Articles.

(c)	The Directors shall be appointed in three classes hereinafter designated Class I, Class II and Class II. Class I will consist of no more than three Directors, Class II will consist of no more than three Directors and Class III will consist of no more than three Directors. At the date of adoption of these Articles the existing Directors shall designate which Directors will be part of each Class of Directors.

65.	The remuneration of the Directors shall from time to time be determined by the Company in general meeting. The Directors shall also be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

66.	No Share holding qualification shall be required for Directors unless otherwise required by the Company by Ordinary Resolution.

67.	Any Director may in writing appoint another person who is approved by the majority of the Directors to be his alternate to act in his place at any meeting of the Directors at which he is unable to be present. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote thereat as a Director when the person appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time, in writing, revoke the appointment of an alternate appointed by him. Every such alternate shall be an officer of the Company and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

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68.	The Directors may by resolution appoint one of their number to be Managing Director or President upon such terms as to duration of office remuneration and otherwise as they may think fit.

69.	The Directors may also by resolution appoint a Secretary and such other officers as may from time to time be required upon such terms as to duration of office, remuneration and otherwise as they may think fit. Such Secretary or other officers need not be Directors and in the case of the other officers may be ascribed such titles as the Directors may decide.

POWERS AND DUTIES OF DIRECTORS

70.	The business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all such powers of the Company as are not, by the Law or these Articles, required to be exercised by the Company in general meeting, subject, nevertheless, to any clause of these Articles, to the provisions of the Law, and to such regulations, being not inconsistent with the aforesaid clauses or provisions, as may be prescribed by the Company in general meeting but no regulation made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made.

71.	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

72.	(a)	The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

(b)	The Directors may delegate any of the powers exercisable by them to a Managing Director or any other person or persons acting individually or jointly as they may from time to time by resolution appoint upon such terms and conditions and with such restrictions as they may think fit, and may from time to time by resolution revoke, withdraw, alter or vary all or any such powers.

(c)	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

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(d)	No document or deed otherwise duly executed and delivered by or on behalf of the Company shall be regarded as invalid merely because at the date of delivery of the deed or document, the Director, Secretary or other officer or person who shall have executed the same and/or affixed the Seal (if any) thereto as the case may be for and on behalf of the Company shall have ceased to hold such office or to hold such authority on behalf of the Company.

73.	The Directors shall cause minutes to be prepared:-

(a)	of all appointments of officers made by the Directors;

(b)	of the names of the Directors present at each meeting of the Directors and of any committee of the Directors;

(c)	of all resolutions and proceedings at all meetings of the Members of the Company and of the Directors and of committees of Directors; and the chairman of all such meetings or of any meeting confirming the minutes thereof shall sign the same.

DISQUALIFICATION AND CHANGES OF DIRECTORS

74.	The office of Director shall be vacated if the Director:-

(a)	becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(b)	is found to be or becomes of unsound mind; or

(c)	resigns his office by notice in writing to the Company; or

(d)	if he ceases to be a Director by virtue of, or becomes prohibited from being a Director by reason of, an order made under any provisions of any law or enactment.

75.

(a)	At the first annual general meeting of the Company following the adoption of these Articles, the Class I Directors shall retire, At the second annual general meeting of the Company following adoption of these Articles the Class II Directors shall retire. At the third annual general meeting of the Company following the adoption of these Articles, the Class III Directors shall retire.

(b)	At each annual general meeting where a class of Directors retires, the members shall by ordinary resolution elect replacement directors to serve as Class I, II, or III (as the case may be) Directors, provided always that any retiring Director may stand for re-election.

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(c)	Subject to sub-article 9a) above, each Director shall be appointed for a term of up to 3 years and each Director shall retire at the annual general meeting held in the calendar year of his retirement.

76.	In default of an appointment in accordance with Article 75(b), the retiring Director shall be deemed to have been re-elected unless at such meeting it is resolved not to fill such vacated office.

77.	The Company at the annual general meeting (if any) at which a Director retires in manner aforesaid may fill the vacated office by electing a person thereto and in default the retiring Director shall be deemed to have been re-elected unless at such meeting it is resolved not to fill such vacated office.

78.	The number of Directors shall be not less than one, nor unless the Company in general meeting may otherwise determine, more than ten.

79.	Any casual vacancy occurring in the Board of Directors may be filled by the Directors.

80.

(a)	The Directors shall have the power at any time, and from time to time, to appoint a person as an additional Director or persons as additional Directors.

(b)	In the event the Directors reasonably believe that a Director is acting, or has acted, in a manner that would constitute misconduct or misfeasance, or has in any way misused their powers as a Director, or has breached any duties that they may owe to the Company, the Directors may suspend the powers of such Director (“Suspended Director”) to act as a Director of the Company. The Suspended Director shall be suspended for such period of time as is required by the Directors to carry out an investigation into the alleged misconduct of the Suspended Dierctor, such period not to exceed six (6) months from the original date of suspension (“Suspension Period”) unless the Directors have commenced their investigation and determined that further time is required to finalize such investigation in which case the Suspension Period shall be extended for a further period not exceeding three (3)months. During the Suspension Period and any extension thereof, and without prejudice to his ongoing obligation to act in accordance with his fiduciary (and/or other) duties, the Suspended Director shall have no powers to act in any capacity as a Director of the Company (and shall not hold himself out as such) or bind the Company and shall not be entitled to receive notice of, or to attend meetings of Directors, or to sign any written resolutions of Directors, in which case the execution of such written resolutions by the remaining Directors shall be deemed to be valid and in accordance with the provisions of Article 93(a). If on conclusion of their investigations the Directors determine that the Suspended Director is guilty of misconduct or misfeasance, or has in any way misused their powers as a Director, or has breached any duties that they may owe to the Company then the remaining Directors shall have the power to remove such Director as a Director of the Company. If after the Suspension Period or any extension thereof in accordance with this Article the Directors have not been able to conclude tha the Director has behaved in a manner that constitutes misconduct , misfeasance or a misuse of powers then the Suspended Director shall be reinstated as a Director of the Company.

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81.	The Company may by Ordinary Resolution appoint and remove a Director or Directors. The Directors may remove a Director or Directors upon a determination that such Director or Directors has not acted in good faith in the best interests of the Company.

PROCEEDINGS OF DIRECTORS

82.	The Directors may meet together (either within or without the Cayman Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings, as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall have a second or casting vote.

83.	A Director or alternate Director may, and the Secretary on the requisition of a Director or alternate Director shall, at any time, summon a meeting of Directors by at least five days notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered PROVIDED HOWEVER that notice may be waived by all the Directors (or their alternates) either at, before or after the meeting is held PROVIDED FURTHER that notice or waiver thereof may be given by telex or telefax.

84.	The quorum necessary for the transaction of the business of the Directors, may be fixed by the Directors and unless so fixed by the Directors, shall be two Directors or their proxies, save where the subscriber of the Memorandum of Association or the Members in general meeting have appointed a sole Director when such Director acting alone shall constitute a quorum. For the purpose of this Article, an alternate appointed by a Director shall be counted in a quorum at a meeting at which the Director appointing him is not present.

85.	The continuing Directors may act not withstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to the Articles of the Company as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

86.	Any Director or officer may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or officer Provided that nothing herein contained shall authorise a Director or officer or his firm to act as Auditor of the Company.

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87.	No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or transaction by reason of such Director holding office or of the fiduciary relation thereby established. A Director (or his alternate Director in his absence) shall be counted in the quorum of any relevant meeting which he attends and shall be at liberty to vote in respect of any contract or transaction in which he is so interested as aforesaid PROVIDED HOWEVER that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him or the alternate Director appointed by him at or prior to its consideration and any vote thereon and a general notice that a Director or alternate Director is a shareholder of any specified firm or company and/or is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure hereunder and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

88.	A Director may appoint any person to act as his proxy to attend and vote on his behalf at meetings of the Directors or any committee of Directors. Such appointment must be made in writing under the hand of the appointor, and may at any time be revoked in like manner, and may be general or for a specified period, or for specified meetings, or for specified resolutions, and may authorise and direct the appointee to be chairman if the appointor would, if present, be entitled to preside. The form of appointment of proxy may contain directions to the proxy to vote in accordance with instructions given by that Director or, in the absence of such instructions, the proxy may act in his discretion. Notice of every such appointment or revocation must be presented to the meeting of Directors at which the proxy is to be used or first used prior to the commencement of such meeting. A proxy may be given by telex or telefax. The appointee need not be a Director or Member of the Company, but he must furnish the Company with his address.

89.	The Directors may elect a chairman of their meetings and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

90.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may be imposed on it by the Directors.

91.	A committee may elect a chairman of its meetings; if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of the meeting.

92.	A. committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members present and in case of an equality of votes the chairman shall have a second or casting vote,

93.	All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

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94.	(a)	Except as otherwise provided in Article 79(b), a resolution signed by all of the Directors or all of the members of a committee of Directors, including a resolution signed in counterpart or by way of signed telefax transmission, shall be as valid and effectual as if it had been passed at a meeting of the Directors or of a committee of Directors duly called and constituted.

(c)	To the extent permitted by law, the Directors or a committee of Directors may also meet by telephone conference call where all Directors or committee members are capable of speaking to and hearing the other Directors or committee members at the same time.

(d)	When the Directors (being in number at least a quorum) sign the minutes of a meeting of the Directors the same shall be deemed to have been duly held notwithstanding that the Directors have not actually come together or that there may have been a technical defect in the proceedings.

SEALS AND DEEDS

95.	(a)	If the Directors determine that the Company shall have a Seal, the Directors shall provide for the safe custody of the common Seal and the common Seal of the Company shall not be affixed to any instrument except by the authority of a resolution of the Directors, and in the presence of a Director or of the Secretary or of such other person as the Directors may appoint for the purpose; and that Director or the Secretary or other person as aforesaid shall sign every instrument to which the common Seal of the Company is so affixed in his presence. Notwithstanding the provisions hereof, annual returns and notices filed under the Law may be executed either as a deed in accordance with the Law or by the common Seal being affixed thereto in either case without the authority of a resolution of the Directors by one Director or the Secretary.

(b)	The Company may maintain a facsimile of any common Seal in such countries or places as the Directors shall appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of the Directors and in the presence of such person or persons as the Directors shall for this purpose appoint and such person or persons as aforesaid shall sign every instrument to which the facsimile Seal of the Company is so affixed in his presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the common Seal had been affixed in the presence of and the instrument signed by a Director or the Secretary or such other person as the Directors may appoint for the purpose.

(c)	In accordance with the Law, the Company may execute any deed or other instrument which would otherwise be required to be executed under Seal by the signature of such deed or instrument as a deed by a Director or by the Secretary of the Company or by such other person as the Directors may appoint or by any other person or attorney on behalf of the Company appointed by a deed or other instrument executed as a deed by a Director or the Secretary or such other person as aforesaid.

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DIVIDENDS AND RESERVE

96.	The Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

97.	The Directors may from time to time pay to the Members interim dividends.

98.	No dividend shall be paid otherwise than out of profits or out of monies otherwise available for dividend in accordance with the Law.

99.	Subject to the rights of persons, if any, entitled to Shares with special rights as to dividends, all dividends on any class of Shares not fully paid shall be declared and paid according to the amounts paid on the Shares of that class, but if and so long as nothing is paid-up on any of the Shares in the Company, dividends may be declared and paid according to the number of Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

100.	The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalising dividends, or for any other purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit.

101.	If several persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the Share.

102.	Any dividend may be paid by cheque or warrant sent through the post to the registered address of the Member or person entitled thereto or in the case of joint holders to any one of such joint holders at his registered address or to such person and such address as the Member or person entitled or such joint holders as the case may be may direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to the order of such other person as the Member or person entitled or such joint holders as the ease may be may direct,

103.	The Directors may declare that any dividend is paid wholly or partly by the distribution of specific assets and in particular of paid-up shares, debentures or debenture stock of any other company or in any one or more of such ways, and the Directors shall give effect to such resolution, and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient, and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Directors.

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104.	No dividend shall bear interest against the Company. All unclaimed dividends may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. Any dividend unclaimed by a Member six years after the dividend payment date shall revert to the Company.

CAPITALISATION OF PROFITS

105.	The Company may upon the recommendation of the Directors by Ordinary Resolution authorise the Directors to capitalise any sum standing to the credit of any of the Company’s reserve accounts (including share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution and to appropriate such sums to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend and to apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power to the Directors to make such provision as they think fit for the case of Shares becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all the Members interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

ACCOUNTS

106.	The books of account relating to the Company’s affairs shall be kept in accordance with the Law and otherwise in such manner as may be determined from time to time by the Company by Ordinary Resolution or failing such determination by the Directors of the Company.

107.	Such Auditors may be appointed and the accounts relating to the Company’s affairs may be audited in such manner as may be determined from time to time by the Company by Ordinary Resolution or failing such determination by the Directors.

WINDING UP

108.	If the Company shall be wound up, the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Law, divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any Shares or other securities whereon there is any liability.

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109.	If the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up, on the Shares held by them respectively. And if in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst the Members in proportion to the capital paid up at the commencement of the winding up on the Shares held by them respectively. This Article is to be without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

NOTICES

110.	(a)	A notice may be given by the Company to any Member either personally or by sending it by post, telex or telefax to him to his registered address, or (if he has no registered address) to the address, if any, supplied by him to the Company for the giving of notices to him.

(b)	Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, prepaying, and posting a letter containing the notice (by airmail if available) and to have been effected, in the case of a notice of a meeting at the expiration of three days after it was posted.

(c)	Where a notice is sent by telex or telefax, service of the notice shall be deemed to be effected by properly addressing and sending such notice through the appropriate transmitting medium and to have been effected on the day the same is sent.

111.	If a Member has no registered address and has not supplied to the Company an address for the giving of notice to him, a notice addressed to him and advertised in a newspaper circulating in the Cayman Islands shall be deemed to be duly given to him at noon on the day following the day on which the newspaper is circulated and the advertisement appeared therein.

112.	A notice may be given by the Company to the joint holders of a Share by giving the notice to the joint holder named first in the Register of Members in respect of the Share.

113.	A notice may be given by the Company to the person entitled to a Share in consequence of the death or bankruptcy of a Member by sending it through the post in a prepaid letter addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the persons claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

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114.	Notice of every general meeting shall be given in some manner hereinbefore authorised to:

(a)	every Member entitled to vote except those Members entitled to vote who (having no registered address) have not supplied to the Company an address for the giving of notices to them; and

(b)	every person entitled to a Share in consequence of the death or bankruptcy of a Member, who, but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other persons shall be entitled to receive notices of general meetings.

RECORD DATE

115.	The Directors may fix in advance a date as the record date for any determination of Members entitled to notice of or to vote at a meeting of the Members and, for the purpose of determining the Members entitled to receive payment of any dividend, the Directors may, at or within 90 days prior to the date of the declaration of such dividend, fix a subsequent date as the record date for such determination.

AMENDMENT OF MEMORANDUM AND ARTICLES

116.	Subject to and insofar as permitted by the provisions of the Law, the Company may from time to time by Special Resolution alter or amend its Memorandum of Association or these Articles in whole or in part Provided however that no such amendment shall affect the rights attaching to any class of Shares without the consent or sanction provided for in Article 3(b).

ORGANISATION EXPENSES

117.	The preliminary and organisation expenses incurred in forming the Company shall be paid by the Company and may be amortised in such manner and over such period of time and at such rate as the Directors shall determine and the amount so paid shall in the accounts of the Company, be charged against income and/or capital.

OFFICES OF THE COMPANY

118.	The Registered Office of the Company shall be at such address in the Cayman Islands as the Directors shall from time to time determine. The Company, in addition to its Registered Office, may establish and maintain an office in the Cayman Islands or elsewhere as the Directors may from time to time determine.

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INDEMNITY

119.	Every Director and officer for the time being of the Company or any trustee for the time being acting in relation to the affairs of the Company and their respective heirs, executors, administrators, personal representatives or successors or assigns shall, in the absence of wilful neglect or default, be indemnified by the Company against, and it shall be the duty of the Directors out of the funds and other assets of the Company, to pay, all costs, losses, damages and expenses, including travelling expenses, which any such Director, officer or trustee may incur or become liable in respect of by reason of any contract entered into, or act or thing done by him as such Director, officer or trustee or in any way in or about the execution of his duties and the amount for which such indemnity is provided shall immediately attach as a lien on the property of the Company and have priority as between the Members over all other claims. No such Director, officer or trustee shall be liable or answerable for the acts, receipts, neglects or defaults of any other Director, officer or trustee or for joining in any receipt or other act for conformity or for any loss or expense happening to the Company through the insufficiency or deficiency of any security in or upon which any of the monies of the Company shall be invested or for any loss of any of the moneys of the Company which shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any monies, securities or effects shall be deposited, or for any other loss, damage or misfortune whatsoever which shall happen in or about the execution of the duties of his respective office or trust or in relation thereto unless the same happen through his own wilful neglect or default.

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TRI-TECH

IMPORTANT ANNUAL MEETING INFORMATION

000004

ENDORSEMENT_LINE______________ SACKPACK_______________

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

Admission Ticket

C123456789

000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Standard Time, December 17, 2014.

Vote by Internet

- Go to **www.investorvote.com/TRIT**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

1234 5678 9012 345

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all of the nominees listed and FOR Proposals 2, 3, 4 and 5.

1. Election of Directors:

Nominee	For	Withhold	Nominee	For	Withhold	Nominee	For	Withhold
01 - Haijun Yang	☐	☐	02 - Chunyu Gao	☐	☐	03 - Peter Dong	☐	☐
04 - Peiyao Zhang	☐	☐	05 - Ming Zhu	☐	☐	06 - Warren Zhao	☐	☐
07 - Phil Fan	☐	☐						

+

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.

C 1234567890 J N T

1 U P X 2 0 8 7 5 1 1

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

+

01XUDA

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2014 Annual Meeting Admission Ticket

2014 Annual Meeting of
Tri-Tech Holding Inc. Shareholders
December 19, 2014, 9:00 a.m., Beijing Time

Upon arrival, please present this admission ticket and photo identification at the registration desk.

Important notice regarding the Internet availability of proxy materials for the Annual Meeting of shareholders. The annual meeting materials are available at: www.edocumentview.com/TRIT

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — Tri-Tech Holding Inc.

Notice of 2014 Annual Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual Meeting

December 19, 2014, 9:00 a.m., Beijing Time

Phil Fan is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Stockholders of Tri-Tech Holding Inc. to be held on December 19, 2014 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR Proposal 1, the election of the nominees for the board of directors, FOR Proposal 2, the amendment of the Company's Amended and Restated Articles of Association to divide the Board of Directors into classes, FOR Proposal 3, the classification of the Company's directors into three classes, FOR Proposal 4, the amendment of the Company's Amended and Restated Articles of Association to allow the Board of Directors to suspend or remove a director for misconduct, and FOR Proposal 5, the appointment of Marcum Bernstein & Pinchuk LLP as independent registered public accounting firm. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

C Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark the box to the right if you plan to attend the Annual Meeting. ☐

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.

54

TRI-TECH

IMPORTANT ANNUAL MEETING INFORMATION

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. ☒

Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all of the nominees listed and FOR Proposals 2, 3, 4 and 5.

1. Election of Directors:

Nominee	For	Withhold	Nominee	For	Withhold	Nominee	For	Withhold
01 - Haijun Yang	☐	☐	02 - Chunyu Gao	☐	☐	03 - Peter Dong	☐	☐
04 - Peiyao Zhang	☐	☐	05 - Ming Zhu	☐	☐	06 - Warren Zhao	☐	☐
07 - Phil Fan	☐	☐						

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X 2 0 8 7 5 1 2

01XUEA

55

Important notice regarding the Internet availability of proxy materials for the Annual Meeting of shareholders. The annual meeting materials are available at: www.edocumentview.com/TRIT

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — Tri-Tech Holding Inc.

Notice of 2014 Annual Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual Meeting

December 19, 2014, 9:00 a.m., Beijing Time

Phil Fan is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Stockholders of Tri-Tech Holding Inc. to be held on December 19, 2014 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR Proposal 1, the election of the nominees for the board of directors, FOR Proposal 2, the amendment of the Company's Amended and Restated Articles of Association to divide the Board of Directors into classes, FOR Proposal 3, the classification of the Company's directors into three classes, FOR Proposal 4, the amendment of the Company's Amended and Restated Articles of Association to allow the Board of Directors to suspend or remove a director for misconduct, and FOR Proposal 5, the appointment of Marcum Bernstein & Pinchuk LLP as independent registered public accounting firm. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

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